ALPHA COGNITION INC.

1200 – 750 West Pender Street
Vancouver, British Columbia V6C 2T8

June 6, 2024

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Lauren Hamill

Re:	Alpha Cognition Inc. – Request for Acceleration
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 4, 2024
File No. 333-278997

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpha Cognition Inc., a British Columbia corporation (the “Company”), hereby requests that the effective date for the Form S-1 registration statement, as amended (No. 333-278997), referred to above, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 7, 2024, or as soon as possible thereafter. The Company hereby authorizes Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, at (303) 352-1133, as soon as the registration statement has been declared effective.

Very truly yours,

Alpha Cognition Inc.

/s/ Don Kalkofen
Don Kalkofen
Chief Financial Officer